FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Issuance of New Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 8, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Issuance of New Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

Osaka, JAPAN, July 8, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) today announced that it decided to issue new shares (“Issuance of New Shares”) under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas, as outlined below.

1.Outline of issuance

(1)	Payment date	July 26, 2021
(2)	Type and number of shares to be issued	Shares of common stock in the Company; numbering 3,874,305 shares
(3)	Issuance price	3,685 yen per share
(4)	Total value of shares to be issued	14,276,813,925 yen
(5)	Planned allottee	Employees of the Company and Company’s subsidiaries; numbering 7,863 persons: 3,874,305 shares
(6)	Other	The Issuance of New Shares shall be subject to the effectiveness of the registration pursuant to the Financial Instruments and Exchange Act of Japan.

2.Purposes and reason for issuance
At the meeting of the Board of Directors held on June 24, 2020, the Company resolved to introduce the LTIP, under which eligible Company Group employees overseas may be granted incentive compensation that is based on American depositary shares of the Company (“Company ADS” (*1)). The purposes of the LTIP are to align the employees’ interests with those of Company’s shareholders, to attract and retain officers and other employees at the Company’s Group Companies overseas and to further the Company’s risk mitigation strategy by enabling the Company and its Group Companies to provide incentive compensation that appropriately balances risk and reward.
(*1) A Company ADS represents ½ of one (1) share of common stock in the Company.

In the LTIP, certain equity awards, including Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”), may be granted to eligible Company Group employees overseas. Awards granted pursuant to the LTIP may be settled by Company ADSs to be converted from newly issued shares of common stock in the Company, Company ADSs purchased in the open market, or cash in an amount equivalent to the vested Company ADSs. With respect to RSUs, a number of Company ADSs corresponding to one-third of the RSUs granted will vest annually over a three-year period upon the fulfillment of applicable conditions, including being continuously employed by the Company or its Group Companies. With respect to PSUs, in addition to the fulfillment of applicable conditions, including the relevant persons being continuously employed by the Company or its Group Companies, a number of Company ADSs, corresponding to the degree or level of achievement of performance goals for the three fiscal years including and commencing from FY 2020 and other factors, will be vested after the end of the three fiscal year period. For both RSUs and PSUs, upon the occurrence of certain events, including the employee’s death, instead of Company ADSs, cash in an amount equivalent to the vested Company ADSs will be paid on a certain designated date. The Issuance of New Shares is the issuance of shares of common stock in the Company in accordance with the number of vested units among the RSUs granted to certain Company Group employees overseas under the LTIP on July 1, 2020, and will be conducted by a contribution in kind of claims for salary to be granted to the planned allottees.

3.Basis of calculation of the amount to be paid and details thereof
In order to avoid arbitrariness impacting an issuance price, the issuance price is set at 3,685 yen, the closing price of shares of common stock in the Company on the Tokyo Stock Exchange (“TSE”) on July 7, 2021, the business day immediately preceding the day on which the Company decided on the Issuance of New Shares, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.

The reason for adopting, as the issuance price, the closing price of the shares of common stock in the Company on the TSE on the business day immediately preceding the day on which the Company decided on the Issuance of New Shares is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the issuance price.

The said price is i) the value obtained by multiplying 3,734 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company in the TSE in the month (from June 8, 2021 to July 7, 2021) immediately preceding the decision, by 98.69% (rate of deviation: -1.31% ; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 3,716 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest three months (from April 8, 2021 to July 7, 2021) immediately preceding the decision, by 99.17% (rate of deviation: -0.83%), and iii) the value obtained by multiplying 3,777 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest six months (from January 8, 2021 to July 7, 2021) immediately preceding the decision, by 97.56% (rate of deviation: -2.44%).

Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

This announcement has been prepared to publicly disclose the issuance of new shares under the Long Term Incentive Plan for Company Group employees overseas and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com.

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Media Contacts:
Japanese Media Ryoko Matsumoto ryoko.matsumoto@takeda.com +81 (0) 3-3278-2037	Media outside Japan Christina Beckerman christina.beckerman@takeda.com +1 (908) 581-4133